CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

October 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	CCC Intelligent Solutions Holdings Inc.

Registration Statement on Form S-3

Originally Filed October 7, 2022

File No. 333-267793

Ladies and Gentlemen:

CCC Intelligent Solutions Holdings Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, originally filed on October 7, 2022 (the “Registration Statement”), to 4:00 p.m., Eastern time, on October 14, 2022, or as soon thereafter as practicable.

* * * *

Please contact Ross M. Leff of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4947, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

By:	/s/ Githesh Ramamurthy
Name:	Githesh Ramamurthy
Title:	Chief Executive Officer and Chairman of the Board of Directors